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                           December 22, 2021

       Ka Fai Yuen
       Chief Executive Officer and Director
       Zhong Yang Financial Group Limited
       118 Connaught Road West
       Room 1101
       Hong Kong

                                                        Re: Zhong Yang
Financial Group Limited
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed December 10,
2021
                                                            File No. 333-259441

       Dear Mr. Yuen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

       Amendment No. 3 to Form F-1

       Cover page

   1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
 Ka Fai Yuen
FirstName LastNameKa   Fai Yuen
Zhong Yang  Financial Group Limited
Comapany22,
December  NameZhong
              2021     Yang Financial Group Limited
December
Page 2    22, 2021 Page 2
FirstName LastName
       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      William S. Rosenstadt, Esq.